Daniel B. Eng
Direct Dial:  916-930-2551
e-mail:  daniel.eng@bullivant.com

May 24, 2010

Mr. Perry Hindin U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3628 One Station Place 100 F Street, NE Washington, DC 20549-3628

Re:          Dragon Pharmaceutical, Inc.
Preliminary Proxy Statement on Schedule 14A
File on April 1, 2010
File No. 0-27937

Schedule 13E-3
Filed on April 1, 2010
File No. 005-79304

Dear Mr. Perry:

We represent Dragon Pharmaceutical, Inc. (the “Company”) and are providing this letter on its behalf.  This letter is in response to the Staff’s letter of April 30, 2010 and addresses the comments stated therein relating to the Company’s Preliminary Proxy Statement on Schedule 14A and Schedule 13E-3 filed both filed with the Commission on April 1, 2010.  The Company has revised the proxy statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter a proxy statement and Schedule 13E-3 reflecting these revisions.

                As discussed above, we only represent the Company, therefore, to the extent any response relates to information concerning any of Mr. Yanlin Han, Chief Respect Limited, or Datong Investment Inc., and such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

In order to expedite the review of this filing we are providing our responses to the Comment Letter and have marked courtesy copies indicating the changes made from the original filings.  Each of our responses in this letter will be provided in the order of the comments raised in the Comment Letter.

Schedule 13E-3

General

1.             We note that none of the Supporting Shareholders, each of whom are directors of the Company, are identified as filing persons.  Please tell us why these persons are not affiliates engaged in the going private transaction.  Address the fact that the Special Committee kept informed and sought approval from two of the Supporting Shareholders, Mr. Weng and Ms. Liu.  Also disclose what role, if any, the Supporting Shareholders will have in the surviving corporation and/or Parent.

                Response: Based on the Staff’s analysis and interpretative position under Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“SEC Guidance”), the Company respectfully submits that none of the Supporting Shareholders are additional filing persons for purposes of Rule 13e-3 since the Supporting Shareholders are not directly or indirectly engaged in the going private transaction.

                Although the Supporting Shareholders are also directors of the Company, and the Special Committee kept informed and sought approval from two of the Supporting Shareholders, Mr. Weng and Ms. Liu, none of Supporting Shareholders participate in the management nor have any ownership in Chief Respect Limited or  Datong Investment, and none of them will be involved in the operations, management, or ownership of the surviving corporation and Chief Respect Limited following the consummation of the proposed merger. Upon the consummation of the proposed merger, the Supporting Shareholders will only be entitled to receive the same merger consideration as the unaffiliated shareholders, with no additional or different rights from those held by such unaffiliated shareholders. For the reasons stated above, we respectfully submit that none of the Supporting Shareholders is engaged in the going private transaction, and therefore, none of them should be required to be included as filing persons in a Schedule 13E-3.

                In addition, as further described in response 4, below, the proposed merger is a “business combination” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") adopted by the Ontario Securities Commission. MI 61-101 provides that, unless exempt, a corporation proposing to carry out a business combination is required to obtain an independent valuation of the subject matter of the transaction and provide to the security holders of the corporation a summary of such valuation. In accordance with Section 2.4(1)(b) of MI 61-101, Chief Respect is exempt from the valuation requirements of MI 61-101 on the basis that Chief Respect and the Supporting Shareholders have entered agreements to support and vote in favor of the merger.  As a group, the Supporting Shareholders, which are not joint actors with Chief Respect, (i) represent over 20% of the outstanding common shares of the Company beneficially owned, or over which control or direction was exercised, by persons other than Chief Respect and joint actors of Chief Respect, and (ii) Mr. Z. Weng, one of the Supporting Shareholders, beneficially owns or exercises control or direction over, more than 10% of the outstanding common shares of the Company.  Therefore, the Special Committee kept informed and sought approval from Mr. Weng and Ms. Liu of the transaction and the merger consideration to meet the requirements of Section 2.4(1)(b) of MI 61-101.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

2.             Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13 E-3.  Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).  In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure.  Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3.  In addition, be sure that each new filer signs the Schedule 13E-3.  Finally, please note that joint filings covering two or more of the filing persons are permissible.  Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions.

Response: The Company takes note of Staff’s comment and for the reasons stated above in response to the Staff’s Comment No. 1, the Company respectfully submits that there is no new filing person required to file a Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders

3.             We note the disclosure in the seventh paragraph of the letter to shareholders that the "board of directors ... determined that the Merger Agreement and the transactions contemplated by the merger agreement, including the merger, are substantively and procedurally fair to and in the best interests of our Company and our unaffiliated shareholders (by which we mean, for purposes of this determination our shareholders other than Mr. Han) ..." (emphasis added).  Such statement, indicating that the filing persons do not consider as affiliates of the Company its directors and executive officers or any shareholders other than Mr. Han, is inconsistent with the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1) and the requirements of Item 1014 of Regulation M-A.  Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a).  To the extent the filing persons believe no shareholder other than Mr. Han is an affiliate, including Mr. Weng, beneficial holder of 14.17% of shares of the Company's common stock, please advise.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

Response: The Company takes note of Staff’s comment and the proxy statement has been revised accordingly such that the disclosure provided by the Company relating to “unaffiliates” is consistent with the definition set forth under Rule 13e-3(a)(4) of the Exchange Act and comply with the requirements of Item 1014 of Regulation M-A.  These revisions have been made throughout the proxy statement.

4.             We note the disclosure here and on page 8 under the heading "Regulatory Matters" regarding the requisite TSX vote.  The disclosure on page 8 indicates that MI 61-101 requires that "the approval of a majority of the votes cast by 'minority' shareholders of the affected corporation be obtained" and that the "Company will be obtaining minority shareholder approval for the merger."  Please define the term "minority shareholder" as used in MI 61-101 and advise in your response letter why only Mr. Han's shares are excluded from calculating the amount of votes required.  That is, why is Mr. Han, as holder of approximately 38% of the shares outstanding, not considered a minority shareholder but Mr. Weng and Ms. Liu, as directors of the Company and holders of 14.17% and 7.66% of shares outstanding, respectively, are?

Response:   As briefly discussed above, the proposed merger is a “business combination” under MI 61-101 adopted by the Ontario Securities Commission. MI 61-101 provides that, unless exempt, a corporation proposing to carry out a business combination is required to obtain an independent valuation of the subject matter of the transaction and provide to the security holders of the corporation a summary of such valuation. MI 61-101 also requires that, in addition to any other required security holder approval, in order to complete the transaction, the approval of a majority of the votes cast by “minority” shareholders of the affected corporation be obtained.  The term “minority” shareholders mean all shareholders of Dragon common stock excluding Mr. Han.  Mr. Han is excluded from the vote because he is an interested party under the rules adopted by the Ontario Securities Commission. Further, under rules adopted by the Ontario Securities Commission, the Supporting Shareholders are not deemed to be an interest party by merely agreeing to vote for the merger.  Therefore, under MI 61-101 Mr. Weng and Ms. Liu, along with the other Supporting Shareholders, are considered “minority shareholders.”

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

The Company has revised the proxy statement to clarify the term “minority” under the MI 61-101 and to provide consistent disclosure throughout the proxy statement.  In addition, the proxy statement has been revised to clarify that this voting requirement is set forth by the Ontario Securities Commission and not the Toronto Stock Exchange.

Opinion of the Special Committee's Financial Advisor, page 3

5.             Please refer to our comment 3 above.  Please address how the Special Committee, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor's fairness opinion addressed fairness with respect to shareholders other than Mr. Han, rather than all security holders unaffiliated with the Company.

Response: As discussed in Company’s response to SEC Comments 3 and 15, the disclosure in the proxy statement regarding the written opinion of Canaccord has been revised to clarify that the opinion states that the transaction is fair to Dragon’s Stakeholders.  Canaccord, in its opinion, has defined the term Dragon Stakeholders to mean the holders of Dragon’s common stock excluding holders of common stock who exercise their dissenter’s rights and Mr. Han.  The Company submits that the term “Dragon Stakeholders is broader than the term “unaffiliated securityholders” and therefore encompasses such term and supports the board of directors’ view that the transaction is fair to Dragon’s unaffiliated shareholders from a financial point of view.  Accordingly, the disclosure in the proxy statement has been revised.

Voting Intentions of Our Directors and Executive Officers ... page 5

6.             Please disclose the specific approval the Special Committee sought from Mr. Weng and Ms. Liu.

Response:  The Company takes note to the SEC comment and has revised the proxy statement on page 5 to disclose additional information regarding specific approval sought from Mr. Weng and Ms. Liu by the Special Committee. As disclosed in the proxy statement, in order to meet the exemption from the valuation requirements under MI 61-101, the Special Committee sought approval from Mr. Weng and Ms. Liu through the signing of the Support Agreement.

What vote is required to adopt the Merger Agreement?   Page 11

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

7.             We refer you to the last sentence of this section.  Please disclose the percentage of shares of common stock needed to meet the TSX vote in addition to the 59.9% held by Mr. Han and the Supporting Shareholders.

Response: The Company takes note of Staff’s comment and the proxy statement has been revised accordingly on pages 6 and 12.

Notice of Internet Availability, page 15

8.             Please revise this section to comply with the legend requirements set forth in Exchange Act Rule 14a-16(d).

Response:  The Company has revised the proxy statement accordingly on page 16.

Special Factors, page 16

9.             We note the reference on pages 17 and 18 to presentations given to the Special Committee by Canaccord on February 8 and March 3, 2010.  Any materials prepared by Canaccord in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board of directors generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by Canaccord, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by Canaccord and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

                Response: The Company respectfully disagrees that Item 1015 of Regulation M-A requires the summary and filing of all preliminary material where the final Item 1015 material consisting of Canaccord’s opinion dated March 26, 2010, has been summarized and provided as Appendix B to the proxy statement and as an exhibit to the Schedule 13E-3 and where there are no material differences between the preliminary materials and the final report.  The Company submits that the disclosure regarding Canaccord’s final fairness opinion described all material elements of the presentations made by Canaccord to the Special Committee of the Company on February 8, 2010 and to the board of directors of the Company on March 3, 2010, as required by Item 1015 of Regulation M-A.  The Company does not believe that the February 8, 2010 and March 3, 2010 materials presented to the Special Committee and board of directors rises to the level of a report, opinion or appraisal as required under Item 1015 of Regulation M-A since such information was in preliminary form, subject to change, and was supersede in its entirety by the final opinion of Canaccord dated March 26, 2010.  Ultimately, Canaccord did issue its opinion dated March 26, 2010 which is included as Exhibit B to the proxy statement and the information required by Regulation 1015 has been disclosed.  Accordingly, the Company respectfully requests that this comment be waived.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

10.          We note disclosure on page 17 and throughout the proxy statement that in preparing its analyses Canaccord used and relied upon internal financial projections provided by the Company.  To the extent the financial advisor relied on Company financial projections when preparing its fairness opinion, please disclose such projections in the proxy materials.  In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections.  Also, disclose who was responsible for preparing these projections and indicate what role, if any, Mr. Han or any other filing person played in formulating these projections.

Response:  In connection with providing various information to Canaccord for their review in order to issue their fairness opinion, the Company provided internal financial projections.  As a matter of course, the Company has not and does not provide to the public its internal financial projections.  However, in light of the Staff's comment, the Company has provided internal financial projections provided to Canaccord which has been summarized beginning on page 83.

Reasons for the Merger and Recommendation of the Special Committee ..., page 18

11.          The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M -A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Note that to the extent the board's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  This comment applies equally to the fairness determination of the other filing persons referenced in this filing as well as any filing persons added in a future amendment in response to comment 2 above.  We note for example that neither the analysis of the board of directors nor that of Parent, MergerSub and Mr. Han appears to address the factors described in clauses (ii), (iii), (iv), (v) or (viii) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explains in detail why such factors were not deemed material or relevant.  Regarding Item 1014(c), we note that the TSX vote only requires the majority of holders other than Mr. Han, not the majority of unaffiliated holders.  If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the board of directors and Parent, MergerSub and Mr. Han each believe the proposed merger is procedurally fair in the absence of such safeguards.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

Response: The Company has revised the proxy statement beginning on page 20 in light of the Staff’s comments.

12.          Please provide the disclosure required by Item. 1013 (a) from the perspective of the Company.

Response: The Company has revised the proxy statement accordingly on page 32 in light of the Staff’s comments.

13.          If the Company or Mr. Han and his affiliates considered alternative means to accomplish the stated purposes, briefly describe the alternatives and state the reasons for their rejection.  Please see Item 1013(b) and Instruction 1 thereto.

Response: The Company has revised the proxy statement beginning on page 32 in light of the Staff’s comment.

14.          Include a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders.  The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to Company as well as to its affiliates and unaffiliated security holders.  Refer to Instruction 2 to Item 1013(d) of Regulation M-A.  The benefits and detriments of the transaction must be quantified to the extent practicable.  Please also revise the disclosure to discuss the effect that the merger will have upon Mr. Han's interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages.  Refer to Instruction 3 to Item 1013.

Response: The Company has revised the proxy statement on page 20 through 25 in light of Staff’s comments.

Opinion of the Special Committee's Financial Advisor, page 22

15.          We note the statement that "Canaccord has confirmed its March 26, 2010 opinion by delivering to the board a written opinion dated the date of this proxy statement." As the proxy statement is not yet dated, we assume the disclosure implies that a new, updated opinion will be provided.  Please confirm that this new opinion will be filed as an exhibit to the Schedule 13E-3.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

                Response:  The Company has deleted this language from the proxy statement.  Canaccord will not be confirming its March 26, 2010 opinion by delivering to the board of directors of the Company a written opinion dated the date of the proxy statement.  The March 26, 2010 opinion is the final written opinion of Canaccord.

16.          We refer you to the second to last bullet point on page 23.  Please confirm the documents referenced here as being filed on SEDAR have also been filed on the United States Securities Exchange Commission's EDGAR system.

Response:  The Company confirms that the documents referenced as being filed on SEDAR have also been filed with the Commission via the EDGAR system.

Comparable Company Analysis, page 25

17.          We note that Canaccord performed a Comparable Companies Analysis and Precedent Transaction Analysis.  Please revise to provide disclosure concerning the methodology and criteria used in selecting the sample companies end transactions.  Also, indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

                Response: The Company has revised the disclosure contained in the proxy statement to provide further details regarding the methodology and criteria used in selecting the peer company groups and transactions.  See page 29 of the proxy statement.

18.          Please advise why the multiples referenced in the narrative disclosure in the last paragraph on page 25 and in the first two paragraphs on page 26 do not reconcile with the multiples included in the preceding table.

                Response: The Company has revised the disclosure contained in the proxy statement to provide further details regarding the methodologies used in determining the trading multiples to clarify that only the primary peer group multiples were utilized in Canaccord’s analysis.

                Canaccord’s valuation assessment relied on the trading multiples of companies in the primary peer group as these were the companies that were most analogous to the Company.  The 6-7x multiple for LTM EBITDA mentioned on page 30 is consistent with the multiples of the primary peer group multiples in the chart on page 30.  Further, the 11-12x multiple for LTM earnings on page 30 is consistent with the multiples of the primary peer group multiples in the chart on page 30.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

19.          We refer you to the third paragraph on page 26.  Please advise us what the justification was for using the 5-6x and 9-10x multiples referenced in this paragraph given the preceding disclosure.

                Response: The Company has revised the disclosure contained in the proxy statement to provide further details regarding the methodologies used in determining the trading multiples to clarify that the 5-6x multiple applied to the Company’s projected EBITDA and the 9-10x multiple applied to the Company’s projected 2009 earnings derived from street analyst estimates of the primary peer group’s EBITDA and net income for fiscal year 2009.

                The justification for using the 5-6x and 9-10x multiples is that those were within the range of multiples at which comparable companies in the primary peer group were trading based on street analyst estimates of EBITDA and net income for fiscal year 2009, as opposed to multiples based on trading for the last 12 months, which were presented in the chart on page 30.  Canaccord used street analyst projections to match the relevant time frame of the Company’s projections in undertaking its valuation.  The valuation based on 2009 projections was utilized primarily as a check of the valuation conducted using last 12 months data.

Position of Parent, MergerSub and Mr. Han ..., page 28

20.          We refer you to the fifth bullet point on page 30.  Please disclose, if true, that Bullivant Houser is also counsel to the Company.  Disclose the conflicts of interest, if any, that exist given Bullivant's dual representation.

Response: The Company takes note of Staff’s comment and has revised the proxy statement on page 37 to disclose that Bullivant Houser Bailey PC (“Bullivant”) is also counsel to the Company and that Bullivant believes that no conflicts of interest exists between the Company and the Special Committee.  The proxy statement was also revised to disclose that Mr. Han, Datong Investment and Chief Respect Limited are represented by separate counsel.  No additional consideration was paid to Bullivant for its representation of the Special Committee.

Interests of Our Executive Officer and Directors in the Merger, page 31

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

21.          We refer you to the second paragraph of this section.  Please disclosure the aggregate dollar amount represented by these options and their respective exercise prices based upon the per share merger consideration.

Response: The Company takes note of Staff’s comment has revised the proxy statement accordingly on page 41.

Related Party Transaction, page 32

22.          The current disclosure does not appear to provide the specific disclosure required by Item 1005(a)(2) of Regulation M-A.  Please revise.

Response: The Company takes note of Staff’s comment and has revised the proxy statement accordingly on page 42.

Merger Consideration, page 33

23.          State the total amount of funds or other consideration to be used in the transaction.  Refer to Item 1007(a) of Regulation M-A.

Response: The Company takes note of Staff’s comment has revised the proxy statement accordingly on page 43.

Parent's Financing for the Transaction-Good Faith Deposit, page 33

24.          Provide the disclosure required by Item 1007(s) of Regulation M-A, to the extent known.

Response: The Company takes note of Staff’s comment and has revised the proxy statement on page 43 to include any additional information required by Item 1007(s) of Regulation M-A, to the extent known to the Company.

Representations and Warranties, page 52

25.          We note the disclosure in the last sentence of the first paragraph of this section that "information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement ..."  Please be advised that, notwithstanding the inclusion of a general disclaimer, the filing persons are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

Response: Noted

Summary of Financial Information, page 71

26.          Please provide the information required by Item 1010(a)(3) of Regulation M-A

Response:  The Company takes note of the Staff’s comment and has revised the proxy statement accordingly on page 82.

Proxy Card

27.          Please advise why the Company is soliciting a shareholder vote as to Item 3 given Exchange Act Rule 14a-4(c)(7).

Response:  The Company takes note of the Staff’s comment and has revised the proxy card accordingly.

               The Company and Mr. Yanlin Han, Chief Respect Limited, or Datong Investment Inc., (collectively referred to as “Filing Person”), hereby confirms that:

(a)                 each Filing Person is responsible for the adequacy and accuracy of the disclosure in each filing with respect to such Filing Person,

(b)                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to either filing, and

                (c)           the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or for further discussions relating to this matter please feel free to contact me at (916) 930-2551.

Very truly yours,

/s/ Daniel B. Eng.

Daniel B. Eng

DBE:dh

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 24, 2010

cc:           Mr. Scott Y. Guan, Jade & Fountain (via email)

                  Mr. Peter Mak, Chairperson of the Special Committee of the Board of Directors (via email)

                  Mr. Leo Raffin, Lang Michener LLP (via email)

                  Mr. Kenneth Sam, Dorsey & Whitney (via email)

                  Ms. Maggie Deng